

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Daniel F. Sansone, EVP & CFO
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242

> **Re: Vulcan Materials Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No.: 1-33841**

Dear Mr. Sansone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 51

Note 1: Summary of Significant Accounting Policies, page 56

Goodwill and Impairment, page 59

1.   We note the disclosure indicating that you have indentified thirteen reporting units within your four operating segments. To help us understand your practices with respect to goodwill testing, please identify these reporting units and explain the basis for your determination that these components of your operating segments are reporting units. As part of your response, please clarify whether components of your operating segments have been aggregated to form reporting units. If components have been aggregated, explain to us the factors you considered in your determination that aggregation was appropriate. Additionally, provide us a copy of the information regularly reviewed by

your chief operating decision maker to make decisions about resources to be allocated to operating segments and to assess operating segment performance.

Impairment of Long-Lived Assets Excluding Goodwill, page 60

2. Please identify for us the lowest level of identifiable cash flows that is used to recognize and measure impairment of your long-lived assets, as provided by ASC 360-10-35-23, and provide us an analysis to support your determination. As part of your response, address how you view your aggregates facilities, sand and gravel plants, asphalt plants, and ready-mixed concrete facilities, including whether any of these components have identifiable cash flows and how you have considered the largely independent issue, if applicable.

3. In light of the year-over-year declines in ready-mixed concrete shipments, the 10% decline in average selling price for ready-mixed concrete, and the negative gross profit in the Concrete segment, as discussed on page 31, please tell us whether you tested for recovery the long-lived assets related to your Concrete segment, as provided by ASC 360-10-35-21. If you determined it was not necessary to test for recoverability, explain to us how you arrived at this conclusion. If you did test for recoverability, provide us the undiscounted cash flows analysis and any fair value analysis performed, as prescribed by ASC 360-10-35-17.

4. We note that during 2010 you recorded a $3,936,000 loss on impairment of long-lived assets, and the loss related to certain non-strategic assets across multiple operating segments. It is not clear, however, which long-lived assets you tested for recoverability. Please identify for us the long-lived assets that you tested under ASC 360-10-35-21.

Note 12: Commitments and Contingencies, page 90

5. We note your disclosure that you cannot reasonably estimate a range of loss pertaining to the New Jersey Department of Environmental Protection, et al., California Water Service Company, City of Sunnydale California and Suffolk County Water Authority cases. With a view towards expanded disclosure, please explain to us how you made this determination, highlighting the most significant items that you considered. As part of your response, indicate when, and under what circumstances, you believe you will be able to estimate a possible loss or range of loss, as provided by ASC 450-20-50-3 and 50-4.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 if you have questions regarding the comments and related matters. Please contact me with any other questions at (202) 551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant